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04045624

October 15, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

SUPPL

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated October 15, 2004, announcing Arcelor has entered into definitive agreements with California Steel Industries, INC., JFE Steel Corporation and the other Japanese shareholders of Companhia Siderúrgica de Tubarão ("CST"), a Brazilian company, all of them signatories of the CST shareholders agreement.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

dw 10/21

arcelor

PRESS RELEASE:

Brazil: Arcelor signs agreements with CST shareholders

Luxembourg, October 15th, 2004 - Arcelor S.A. ("Arcelor") has entered into definitive agreements with California Steel Industries, INC. ("CSI"), JFE Steel Corporation ("JFE") and the other Japanese shareholders of Companhia Siderúrgica de Tubarão ("CST"), a Brazilian company, all of them signatories of the CST shareholders agreement.

According to these definitive agreements, CSI, JFE and the other Japanese shareholders waived their rights of first refusal under the CST Shareholders Agreement as from October 14th, 2004.

Arcelor has also granted to CSI, JFE and the other Japanese shareholders an option to sell and CSI, JFE and the other Japanese shareholders have granted to Arcelor an option to purchase their respective stakes in CST, which are subject to the CST shareholders' Agreement. These options may be exercised after the termination of the CST shareholders agreement, from May 26, 2005 until June 25, 2005.

Finally, as from this date onwards, Arcelor is entitled to exercise its call option rights regarding the CST shares held by the other signatories of the CST shareholders agreement.

Arcelor is the worlds largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tonnes of steel in 2003. Employing 98,000 employees in 60 countries at the end of 2003, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations, social responsibility and environmental protection in the world of steel.

Web Site : www.arcelor.com

Investor relations:
Martine Hue :
+352 4792 2151
00 800 4792 47 92

Arcelor S.A
19, av. de la Liberté L-2930 Luxembourg